FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc
(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 11 February 2005	By	/s/ J Nicholls
		Name:	J Nicholls;
		Title:	Deputy Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 January 2004

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. (7 January 2005)

Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of
their beneficial interests therein.
Lord Blyth informs the Company of his beneficial interests
(10 January 2005)

Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of
their beneficial interests therein.
Mr Stitzer informs the Company of his beneficial interests
(14 January 2005)

Announcement
Blocklisting six monthly return. (21 January 2005)

Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of
their beneficial interests therein.
Purchase of call options for Grand Metropolitan
Public Limited Company No.2 Employee Share Trust
(21 January 2005)

Announcement Company announces results for the years ended 30 June 2004 and 30 June 2003 and six month period ended 31 December 2003 reflecting the new geographic organisation (27 January 2005)

Announcement Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. (28 January 2005)

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	13:44 07-Jan-05
Number	PRNUK-0701

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 7 January 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 166 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 3,687 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 5 January 2005 at a price per Ordinary Share of £7.516, by the Trustee.

Date of	No of Ordinary	Price Per
Transaction	Shares Sold	Share
05.01.05	166	£7.516

Date of	No of Ordinary
Transaction	Shares Transferred
31.12.04	3,687

The total holding of the Trust now amounts to 4,530,942 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

7 January 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:12 10-Jan-05
Number	PRNUK-1001

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

     1. It received notification on 10 January 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

     2. (i) the Trustee purchased 45,692 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 January 2005 at a price of £7.435 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)	the following directors of the Company were allocated Ordinary Shares on 10 January 2005 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares
N C Rose	25
P S Walsh	25

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.435.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 January 2005 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 4,576,634 Ordinary Shares.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	180,321
P S Walsh	637,554

3. It received notification on 10 January 2005 from Lord Blyth that he has purchased 986 Ordinary Shares on 10 January 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £7,375 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.435.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 102,086.

10 January 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:55 14-Jan-05
Number	PRUNUK-1401

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

     1. It received notification on 14 January 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 567 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 1,796 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 10 January 2005 at a price per Ordinary Share of £7.4015, by the Trustee.

Date of	No of Ordinary	Price Per
Transaction	Shares Sold	Share
10.01.05	567	£7.4015

Date of	No of Ordinary Shares
Transaction	Shares Transferred
10.01.05	1,796

The total holding of the Trust now amounts to 4,574,271 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

2. It received notification on 14 January 2005 that Todd Stitzer, a director of the Company, purchased 135 Ordinary Shares on 14 January 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 per month, after tax, from his director’s fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £7.334

As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 954.

14 January 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:24 21-Jan-05
Number	PRNUK-2101

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

1. It received notification on 21 January 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 2,674 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 53,734 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 14 January 2005 and 20 January 2005 at prices per Ordinary Share of £7.356 and £7.38 respectively, by the Trustee.

Date of	No of Ordinary	Price Per
Transaction	Shares Sold	Share
14.01.05	2,387	£7.356
20.01.05	287	£7.38

Date of	No of Ordinary
Transaction	Shares Transferred
14.01.05	52,813
20.01.05	921

The total holding of the Trust now amounts to 4,517,863 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

2. It received notification on 21 January 2005 for the purposes of Section 329 of the Companies Act 1985 from Hill Street Trustees Limited as the trusee of the Grand Metropolitan PLC No 2 Employee Share Trust (the ‘Employee Share Trust’) that call options to purchase 16,558 Ordinary Shares were taken up on 12 January 2005 at a price of £3.82 per Ordinary Share.

The Employee Share Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with former Grand Metropolitan PLC share schemes.

Directors who are potential beneficiaries of the Employee Share Trust are NC
Rose and PS Walsh.

As a result of the above transactions, the Employee Share Trust’s total holding in the Company is 98,570 Ordinary Shares and 363,538 Ordinary Shares subject to call options.

21 January 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting - Interim Review
Released	16:11 21-Jan-05
Number	PRNUK-2101

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority

Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3. Period of return: From 1 June 2004 to 31 December 2004.

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme: 1,954,596

5. Number of shares issued/allotted under scheme during period: 192,686

6. Balance under scheme not yet issued/allotted at end of period: 1,761,910

7. Number and class of share(s): 5,500,000 (ref 2882 1994)

(amount of stock/debt securities) originally listed and the date of admission: 18,405,871 (1999).

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 3,049,710,215.

Contact for queries:
Address: Diageo plc,
8 Henrietta Place, W1G 0NB
Name: Claire Kynaston
Telephone: 020 7927 5200
Person making Name: J Nicholls

Position; Deputy Company Secretary Signature /s/ J Nicholls

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority

Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3. Period of return: From 1 July 2004 to 31 December 2004

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme: 880,395

5. Number of shares issued/allotted under scheme during period: 86,656

6. Balance under scheme not yet issued/allotted at end of period: 793,739

7. Number and class of share(s)(amount of stock/debt securities) originally listed and the date of admission; 4,250,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 3,049,710,215

Contact for queries:
Address: Diageo plc,
8 Henrietta Place, W1G 0NB
Name: Claire Kynaston
Telephone: 020 7927 5200
Person making return Name: J Nicholls
Position: Deputy Company Secretary Signature: /s/ J Nicholls

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority

Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo Associated Companies Share Plan

3. Period of return: From 1 July 2004 to 31 December 2004

4. Number and class of share(s)(amount of stock/debt security) not issued under scheme: 760,112

5. Number of shares issued/allotted under scheme during period: 301,364

6. Balance under scheme not yet issued/allotted at end of period: 458,748

7. Number and class of share(s): 10.03.03 (amount of stock/debt securities) originally listed and the date of admission :775,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 3,049,710,215

Contact for queries:
Address: Diageo plc,
8 Henrietta Place, W1G 0NB
Name: Claire Kynaston
Telephone: 020 7927 5200
Person making return Name: J Nicholls
Position: Deputy Company Secretary Signature: /s/ J Nicholls

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority

Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Grand Metropolitan Public Limited Company Executive Stock
Option Scheme

3. Period of return: From 1 July 2004 to 31 December 2004

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme: 257,987

5. Number of shares issued/allotted under scheme during period: 73,349

6. Balance under scheme not yet issued/allotted at end of period: 184,638

7. Number and class of share(s): 10.6.92

(amount of stock/debt securities) originally listed and the date of admission: 15.1.02 1,288,978;

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 3,049,710,215.

Contact for queries:
Address: Diageo plc,
8 Henrietta Place, W1G 0NB
Name: Claire Kynaston
Telephone: 020 7927 5200
Person making return Name J Nicholls
Position: Deputy Company Secretary Signature: /s/ J Nicholls

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority

Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme

3. Period of return: From 1 July 2004 to 31 December 2004

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme: 52,982

5. Number of shares issued/allotted under scheme during period: 0

6. Balance under scheme not yet issued/allotted at end of period: 52,982

7. Number and class of share(s): (amount of stock/debt securities) originally listed and the date of admission: 9.2.96.

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 3,049,710,215

Contact for queries:
Address: Diageo plc,
8 Henrietta
Place, W1G 0NB
Name: Claire Kynaston
Telephone: 020 7927 5200
Person making return Name; J Nicholls
Position: Deputy Company Secretary Signature /s/ J Nicholls

END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo's geographic alignment
Released	14:43 27-Jan-05
Number	8875H

Press Release

27 January 2005

Diageo’s geographic alignment

Diageo announced on 8 September 2004 a new geographic organisation comprising North America, Europe and International. The composition of the new geographical operating units is as follows:

Diageo Europe consists of the following regions and countries:

•	Great Britain, Ireland

•	Northern Europe – the Nordics, Germany, France, Benelux, Austria, Switzerland and the Baltics

•	Southern and Eastern Europe – Greece, Turkey, Italy, Poland, Hungary, Czech Republic, Slovakia, the former Yugoslavia, Cyprus, Malta, Israel, Romania, Bulgaria, Albania and the former Soviet Union excluding the Baltics

•	Iberia – Spain, Portugal and the Canary Islands

Diageo International consists of the following regions and countries:

•	Latin America and the Caribbean

•	Asian markets including the People’s Republic of China

•	Africa

•	Middle East and India

•	Australia and New Zealand

•	Global Duty Free

There has been no change to the composition of the Diageo North America operating unit although the reported and organic results have changed as a result of new disclosure of corporate revenues and costs.

For the year ending 30 June 2005 and going forward, Diageo will present separately certain corporate revenues and costs. These corporate revenues and costs are in respect of central costs including finance, human resources and legal as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. Additionally, they also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

Results for the years ended 30 June 2004 and 2003 and the six-month period ended 31 December 2003 reflecting the new organisation are shown below.

Amounts in £ millions except volume which is equivalent unit cases millions

North America	Year ended June 30		Reported	Organic
	2004	2003	movement	movement
			%	%
Volume	44.3	43.9	1	3
Turnover	2,641	2,742	(4)	9
Net sales (after deducting excise duties)	2,220	2,283	(3)	10
Marketing	359	369	(3)	9
Operating profit before exceptional items	757	773	(2)	12

Europe	Year ended June 30		Reported	Organic
	2004	2003	movement	movement
			%	%
Volume	40.9	40.4	1	2
Turnover	3,847	3,746	3	1
Net sales (after deducting excise duties)	2,535	2,500	1	(1)
Marketing	435	434	0	(2)
Operating profit before exceptional items	666	646	3	0

International	Year ended June 30		Reported	Organic
	2004	2003	movement	movement
			%	%
Volume	36.9	35.0	5	7
Turnover	2,340	2,252	4	11
Net sales (after deducting excise duties)	1,864	1,791	4	12
Marketing	245	223	10	16
Operating profit before exceptional items	646	636	2	10

Corporate	Year ended June 30		Reported	Organic
	2004	2003	movement	movement
			%	%
Turnover	63	62	2	3
Net sales (after deducting excise duties)	63	62	2	3
Operating profit / (loss) before exceptional items	(158)	(153)	(3)	(8)

Total excluding discontinued operations	Year ended June 30		Reported	Organic
	2004	2003	movement	movement
			%	%
Volume	122.1	119.3	2	4
Turnover	8,891	8,802	1	6
Net sales (after deducting excise duties)	6,682	6,636	1	6
Marketing	1,039	1,026	1	6
Operating profit before exceptional items	1,911	1,902	0	7

Six-Month period ended December 31, 2003

North America
Volume	23.4
Turnover	1,457
Net sales (after deducting excise duties)	1,228
Marketing	202
Operating profit before exceptional items	453

Europe
Volume	23.5
Turnover	2,247
Net sales (after deducting excise duties)	1,481
Marketing	268
Operating profit before exceptional items	432

International
Volume	20.0
Turnover	1,327
Net sales (after deducting excise duties)	1,057
Marketing	142
Operating profit before exceptional items	374

Corporate
Turnover	29
Net sales (after deducting excise duties)	29
Operating profit / (loss) before exceptional items	(78)

Total excluding discontinued operations
Volume	66.9
Turnover	5,060
Net sales (after deducting excise duties)	3,795
Marketing	612
Operating profit before exceptional items	1,181

Organic movement, net sales (after deducting excise duties) and operating profit before exceptional items are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The group’s management believe these measures provide valuable additional information for users of the financial statements in understanding the group’s performance, since the measures focus on that element of the core brand portfolio that is common across periods and provide information on those elements of performance which local managers are most directly able to influence. However, whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported (rather than organic) movements in individual profit and loss account captions. For further explanation of these non-GAAP measures and how they are calculated, please see our Annual Report 2004.

—ENDS—

Investor enquiries:
Catherine James +44 (0)20 7927 5272 or investor.relations@diageo.com
Michael Mulhall +44(0)20 7927 4471 or investor.relations@diageo.com
Media enquiries:
Jane Richardson +44 (0)7803 856200 or media@diageo.com

About Diageo plc
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 markets around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:11 28-Jan-05
Number	PRNUK - 2801

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 28 January 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,431 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 21,746 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 21 January 2005 at a price per Ordinary Share of £7.2555, by the Trustee.

Date of	No of Ordinary	Price Per
Transaction	Shares Sold	Share
21.01.05	1,431	£7.2555

Date of	No of Ordinary
Transaction	Shares Transferred
21.01.05	21,746

The total holding of the Trust now amounts to 4,494,686 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

28 January 2005

END